As filed with the Securities and Exchange Commission on May 13, 2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

NEW YORK REIT, INC.

(Name of Subject Company (Issuer) and Filing Person (Issuer))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

64976L109

(CUSIP Number of Class of Securities)

Nicholas S. Schorsch
Chief Executive Officer and Chairman of the Board of Directors
405 Park Avenue
New York, New York
(212) 415-6500

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Peter M. Fass, Esq. Proskauer Rose LLP Eleven Times Square New York, New York 10036-8299 Tel: (212) 969-3000 Fax: (212) 969-2900	Michael J. Choate, Esq. Proskauer Rose LLP Three First National Plaza 70 West Madison, Suite 3800 Chicago, Illinois 60602-4242 Tel: (312) 962-3567 Fax: (312) 962-3551

CALCULATION OF FILING FEE

Transaction Valuation(a)	Amount of Filing Fee(b)
$250,000,000	$32,200

(a)	The transaction valuation is estimated solely for purposes of calculating the filing fee. This amount is based upon the offer to purchase up to 23,255,814 shares of common stock of New York REIT, Inc. at a price of $10.75 per share.
(b)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2014, equals $128.80 per million dollars of the value of the transaction.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$32,200	Form or Registration No:	005-87383
Filing Party:	New York REIT, Inc.	Date Filed:	April 15, 2014
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-l.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box below to designate the appropriate rule provision relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-l(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on April 15, 2014 (as amended, and as may be further supplemented or amended from time to time, the “Schedule TO”). The Schedule TO relates to the offer by New York REIT, Inc., a Maryland corporation that qualifies as a real estate investment trust for U.S. federal income tax purposes (the “Company”), to purchase up to 23,255,814 shares of its common stock, par value $0.01 per share (the “Shares ”), at a price of $10.75 per Share (net to the tendering stockholder in cash, less any applicable withholding taxes and without interest). The Company’s offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 15, 2014, as amended, and in the related Letter of Transmittal, as each may be supplemented or amended from time to time (which together constitute the “Offer”). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

The information contained in the Offer to Purchase and related Letter of Transmittal, previously filed with the Schedule TO, are incorporated into this Amendment No. 2 to Schedule TO by reference in response to all the items of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

On May 13, 2014, the Company issued a press release announcing the preliminary results of the Offer, which expired at 12:00 Midnight, Eastern Time, on May 12, 2014. A copy of such press release is filed as Exhibit (a)(xiii) to this Schedule TO and is incorporated herein by reference.

Item 12. Exhibits

See Exhibit Index immediately following the signature page.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

NEW YORK REIT, INC.
By: /s/ Nicholas S. Schorsch Name: Nicholas S. Schorsch Title: Chief Executive Officer and Chairman of the Board of Directors

Dated: May 13, 2014

Exhibit List

(a)(i)*	Offer to Purchase, dated April 15, 2014.
(a)(ii)*	Letter of Transmittal.
(a)(iii)*	Notice of Guaranteed Delivery.
(a)(iv)*	Letter to Stockholders of the Company (other than DTC Participants).
(a)(v)*	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees and DTC Participants.
(a)(vi)*	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(vii)*	Notice of Withdrawal of Tender for Individual Investors.
(a)(viii)*	Notice of Withdrawal of Tender for Brokers, Dealers, Banks, Trust Companies and other Nominees and DTC Participants.
(a)(ix)	Press Release, dated April 15, 2014 (previously filed as an exhibit to the Company’s Current Report on Form 8-K filed with the SEC on April 15, 2014 and incorporated herein by reference).
(a)(x)*	Advertisement in the Wall Street Journal, dated April 15, 2014.
(a)(xi)*	Amendment No. 1 to the Offer to Purchase
(a)(xii)*	Press Release, dated May 5, 2014.
(a)(xiii)	Press Release, dated May 13, 2014.
(b)(i)	Second Amended and Restated Credit Agreement, dated as of April 14, 2014 by and among New York Recovery Operating Partnership, L.P., as borrower, New York REIT, Inc. as the REIT and guarantor, the lenders party thereto and Capital One, National Association, as administrative agent (previously filed as an exhibit to the Company’s Current Report on Form 8-K filed with the SEC on April 15, 2014 and incorporated herein by reference).
(b)(ii)	Listing Note Agreement, dated April 15, 2014, by and between New York Recovery Operating Partnership, L.P. and New York Recovery Special Limited Partnership, LLC (previously filed as an exhibit to the Company’s Current Report on Form 8-K filed with the SEC on April 15, 2014 and incorporated herein by reference).
(d)(i)	2010 Stock Option Plan (previously filed as an exhibit to Post-Effective Amendment No. 1 to the Company's Registration Statement on Form S-11 filed with the SEC on March 2, 2011, and incorporated by reference herein).
(d)(ii)	Employee and Director Incentive Restricted Share Plan (previously filed as an exhibit to Post-Effective Amendment No. 1 to the Company's Registration Statement on Form S-11 filed with the SEC on March 2, 2011, and incorporated by reference herein).
(d)(iii)	First Amendment to Employee and Director Incentive Restricted Share Plan, dated as of April 15, 2014 (previously filed as an exhibit to the Company’s Current Report on Form 8-K filed with the SEC on April 15, 2014 and incorporated herein by reference).
(d)(iv)	Amended and Restated Advisory Agreement (previously filed as an exhibit to the Company’s Current Report on Form 8-K filed with the SEC on April 15, 2014 and incorporated herein by reference).
(d)(v)	2014 Advisor Multi-Year Outperformance Agreement, dated April 15, 2014 (previously filed as an exhibit to the Company’s Current Report on Form 8-K filed with the SEC on April 15, 2014 and incorporated herein by reference).
(d)(vi)	Amended and Restated Distribution Reinvestment and Direct Stock Purchase Plan (previously filed as Appendix A to the Form S-3D filed with the SEC on November 26, 2013, and incorporated by reference herein).
(d)(vii)	First Amendment to Distribution Reinvestment Plan, adopted on March 30, 2014 (previously filed as an exhibit to the Company’s Current Report on Form 8-K filed with the SEC on April 15, 2014 and incorporated herein by reference).
(d)(viii)	Fourth Amended and Restated Agreement of Limited Partnership of New York Recovery Operating Partnership, L.P., dated April 15, 2014 (previously filed as an exhibit to the Company’s Current Report on Form 8-K filed with the SEC on April 15, 2014 and incorporated herein by reference).
(d)(ix)	Contribution and Exchange Agreement dated as of April 15, 2014 by and between New York Recovery REIT Operating Partnership, L.P. and New York Recovery Advisors, LLC (previously filed as an exhibit to the Company’s Current Report on Form 8-K filed with the SEC on April 15, 2014 and incorporated herein by reference).

(d)(x)*	Second Amendment to Employee and Director Incentive Restricted Share Plan, dated as of April 29, 2014.
(g)	None.
(h)	None.

*	Previously filed with this Schedule TO.